SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM EQUITY FUNDS


On February 24, 2005, the Board of Trustees (the board) of AIM Equity Funds on behalf of AIM Blue Chip Fund and Large Cap Basic Value Fund (the "Funds") adopted resolutions approving changes to delete the secondary objective of current income.